ALLEZOE MEDICAL HOLDINGS, INC.

1800 NW Corporate Boulevard, Suite 201

Boca Raton, FL 33431

Telephone 321.452.9091

Facsimile  321.452.9093

September 11, 2012

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:

Allezoe Medical Holdings, Inc.

Schedule 14A

Filed August 24, 2012

Amended September 11, 2012

File No. 001-33090

Dear Sir:

Allezoe Medical Holdings, Inc. (the “Company”) has received your letter dated September 11, 2012 regarding the Preliminary Schedule 14A filed by the Company on August 24, 2012.  The specific Staff comments are set forth in order, followed by the Company's response. as follows:

Schedule 14A

1.

The disclosure on your cover letter and forepart of your Schedule a4A suggest your reverse stock split will be done at a 1:15 ratio.  However, the disclosure under “The Reverse Split” on page 19 and your Form of Proxy refer to a 1:15 ratio. Please revise your document to consistently present the reverse stock split ratio.

Response:

We have filed an amended Preliminary Schedule 14A to reflect the reverse stock split ratio of 1:15 on a consistent basis.

2.

It appears that the fourth proposal presents separate matters requiring separate considerations and votes by your shareholders.  Please unbundle these proposals or tell us why unbundling is not appropriate.  See Rule 14a-4(a)()3) and (b)(1)

Response:

We have filed an amended Preliminary Schedule 14A to reflect each of the separate matters originally included as Proposal 4, as three separate proposals, listed as Proposals 4, 5 and 6, for separate considerations and votes by our shareholders.

We trust that this letter has responded fully to the Staff comments in the letter dated September 11, 2012.  We understand and acknowledge that the Staff may have additional comments to our filings, whether based on this response or on a further review of our most recent filings by the Staff.  We look forward to responding to any additional comments.  In connection with this response to the Staff comments, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ezequiel Rodriguez

Ezequiel Rodriguez

Corporate Secretary and Assistant Corporate Counsel

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